FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-262701-02

FREE WRITING PROSPECTUS, DATED APRIL 25, 2022

The depositor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) (SEC File No. 333-262701) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor, Citigroup Global Markets Inc., BMO Capital Markets Corp. or any other underwriter or dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-831-9146.

The information in this file (the “File”) does not contain all information that is required to be included in the prospectus. This File should be reviewed only in conjunction with the entire prospectus. Prospective investors are advised to read carefully, and should rely on, the prospectus relating to the certificates referred to herein in making their investment decision. Methodologies used in deriving certain information contained in this File are more fully described elsewhere in the prospectus. The information in this File should not be viewed as projections, forecasts, predictions or opinions with respect to value.

The information in this File is preliminary and may be amended and/or supplemented prior to the time of sale. The information in this File supersedes any contrary information contained in any prior File relating to the certificates and will be superseded by any contrary information contained in any subsequent File prior to the time of sale.

The securities related to this File are being offered when, as and if issued.  This free writing prospectus is not an offer to sell or a solicitation of an offer to buy such securities in any state or other jurisdiction where such offer, solicitation or sale is not permitted. Such securities do not represent an interest in or obligation of the depositor, the sponsors, the originators, the master servicer, the special servicers, the trustee, the certificate administrator, the operating advisor, the asset representations reviewer, the controlling class representative, the risk retention consultation parties, the companion loan holders (or their representatives), the underwriters or any of their respective affiliates.  Neither such securities nor the underlying mortgage loans are insured or guaranteed by any governmental agency or instrumentality or private insurer.

Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this free writing prospectus is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation being made that these materials are accurate or complete and that these materials may not be updated or (3) these materials possibly being confidential, are, in each case, not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

DRAFT	4/25/2022

Yorkshire & Lexington Subordinate Loan – Due Diligence Questions*

A. Due Diligence Questions

(i)	Cost Basis & Capital Contribution Schedule

Yorkshire & Lexington Towers-Historical CapEx
	Yorkshire	Lexington	Total
2014-2022	$26,753,302	$6,019,698	$32,773,000
Per Unit	$39,285	$47,399	$40,561

LOBBY, HALLWAYS, AMENITIES, ELEVATORS	$2,500,000	$1,000,000	$3,500,000
APARTMENT RENOVATlON	$19,965,000	$4,514,000	$24,479,000
COMMERCIAL BUILDOUT COSTS	$2,714,000	$33,500	$2,747,500
BOILER AND CHILLER REPLACEMENT	$236,870		$236,870
GAS CONVERSION		$316,296	$316,296
INTERCOM UPGRADES	$198,152	$55,430	$253,582
SOFT COSTS	$1,020,000	$100,472	$1,120,472
ELECTRICAL & SYSTEM UPGRADES	$119,280		$119,280
WINDOW & DOOR REPLACEMENTS	$-		$-

(ii)	Excess Cashflow from Supplemental Income Reserve

Any excess cash flow from the supplemental income reserve will go to the Borrower through the waterfall.

(iii)	Recent leasing

The following leases were recently executed at rents between $91.50-$112.30 PSF. The bottom three rent comps were the result of the unit combinations.

Bldg #	Property	Unit #	SF	Unit Code	Unit Type	Lease Start	Lease End	Monthly Rent	Annual Rent	PSF
86	Yorkshire	12JE1	446	0x1	Studio	1/8/2022	1/31/2023	$3,400	$40,800	$91.50
88	Lexington	10EF	2,083	4x3.5	Four Bedroom	5/1/2022	4/30/2023	$19,500	$234,000	$112.30
88	Lexington	15EF	1,880	3x3	Three Bedroom	5/1/2022	4/30/2023	$16,000	$192,000	$102.10
88	Lexington	16EF	1,201	2x2ho	Two Bedroom	5/1/2022	6/30/2023	$10,000	$120,000	$99.90

DRAFT	4/25/2022

(iv)	Occupancy History

	Yorkshire	Lexington	Total	Notes
22-Jan	96.5%	96.1%	96.4%
2021	94.7%	94.5%	94.7%
2020	90.0%	92.4%	90.4%	COVID-19
2019	95.3%	95.5%	95.4%
2018	94.3%	94.7%	94.4%
2017	93.5%	87.4%	92.6%	See note below from Sponsor.
2016	80.2%	69.3%	78.5%	See note below from Sponsor.
2015	65.2%	74.8%	66.7%	See note below from Sponsor.
2014	74.7%	91.3%	77.4%	See note below from Sponsor.
* When we purchased the buildings in 2014 we began a major renovation program which continued through the period when we refinanced in 2017. The Seller delivered us the buildings with 157 vacant units. We worked the asset to create vacancy in order to free up units for the purposes of substantial unit renovations.

(v)	Explanation of rent regulation for unit combinations

Per a legal memo prepared by borrower’s counsel:

The creation of a new unit entitles the Landlord to establish a first rent which no tenant can challenge. As a result of the Housing Stability and Tenant Protection Act (HSTPA) passed in June 2019 said first rent is rent stabilized and the unit must be registered accordingly.

A Landlord’s right to the so called “first rent rule” dates back to the New York City Conciliation and Appeals Board (CAB) which, was the predecessor to the DHCR. In particular, CAB held and/or determined that where the outer perimeters of an apartment have been substantially altered, the Landlord is entitled to a first rent that the Tenant cannot challenge.

Subsequently, and by Operational Bulletin 95-2 dated December 15, 1995, the DHCR codified a definition of the first rent rule. Said Operational Bulletin reads in relevant part:

“First rents: Where a landlord significantly changes the perimeter and dimensions of an existing housing accommodation, or creates a housing accommodation in space previously used for nonresidential purposes, the DHCR may find that the resulting housing accommodation was not in existence on the applicable base date. Such a finding may entitle the landlord to charge a... first rent...”

As such, if a Landlord can establish that relevant Landlord’s work resulted in creating an apartment that did not previously exist, by law the Landlord is entitled to a first rent which is beyond challenge.

DRAFT	4/25/2022

(vi)	Sales Comps Per Appraisal

Summary of Improved Sales
Property Information									Transaction Information
#	Property Name	Address	City	State	Building GBA	Year Built	No. of Stories	No. of Units	Sale Date	Sale Price	$/Sqft	$/Unit	NOl/SqFT	OAR	Comments
1	The Cole	354 East 91st Street	New York	NY	164,384	2004	23	163	Feb-22	$128,200,000	$786,503	$780	-	-	This is the sale of the Cole, which is located on the southwest corner of East 91st Street and First Avenue. The building contains 163 apartments, 8,000 square feet of ground-floor retail, and a below-grade parking garage with a 35-car capacity. At the time of the sale, the retail space was vacant; however, Duane Reade continues to pay rent while searching for a sub-lease tenant. Amenities in the building include a 24-hour attended lobby with concierge services, resident lounge, billiards room, package room, fitness center, and an interior private courtyard located on the second floor. All units above the second floor have access to balconies. Units on the 16th floor have private terraces. Additionally, there is a washer and dryer located on each residential floor of the building. Apartments contain barnwood-style flooring, quartz or Caesarstone countertops, and Bosch appliances. The buyer intends to upgrade the amenities and apartment interiors and rebrand the building as The Cole by Stonehenge.
2	920 Park Avenue	920 Park Avenue	New York	NY	155,544	1962	21	68	Apr-21	$134,500,000	$1,977,941	$865	-	-	This is the sale of a 21-story mixed-use apartment building located on the northwest corner of East 80th Street and Park Avenue. The building has a total of 68 apartments, 15 of which are subject to rent regulation per public records. The apartments range in size from two-to four-bedroom layouts. There are also 4 professional office suites on the ground floor. The building is located within the Park Avenue Historic District. Amenities include a 24-hour doorman and live-in superintendent. According to a broker involved with the transaction, in-place rents were approximately $68 per square foot. Based on this in-place income and occupancy, both of which were impacted by the COVID-19 pandemic, the capitalization rate was less than 2 percent. Based upon the pre-COVID rents, the capitalization rate was below 3 percent. The buyer plans to spend $18 to $15 million renovating the market-rate units and common areas, including the addition of amenity space in the existing parking garage. After the renovations, the buyer is projecting average rents of approximately $110 per square foot.
3	1 Christopher Street	1 Christopher Street	New York	NY	102,354	1931	16	125	Dec-20	$92,600,000	$740,800	$905	$32.49	3.59%	3.59% This is the sale of a 16-story mixed-use building located on the northwest corner of Christopher Street and Greenwich Avenue in the West Village neighborhood of Manhattan. The building contains 125 apartments and 9 commercial units. A total of 16 of the residential units are subject to rent regulation. The unit mix primarily consists of studios and one-bedrooms. The building is located within the Greenwich Village Historic District. The contract was reportedly signed in December 2020. Amenities include a doorman, laundry room, and bicycle room. As part of the transaction, the seller will remain as a tenant in apartment 14H/15H/16H through December 31, 2030.
4	One Union Square South	842 Broadway	New York	NY	208,961	1998	21	239	Nov-20	$211,375,000	$884,414	$1,012	$37,23	3.68%	This is the sale of a 21-story, mixed-use, 80/20 development that was constructed by the Related Companies in 1998. The property has a large retail component that is leased to Best Buy, Nordstrom Rack, and Regal Cinemas. However, the sale is only for the residential component, which contains 239 apartments. The true buyer is MKF Realty. This was an off-market deal and the property was not marketed for sale. We confirmed with the equity partner in the current ownership structure that the purchase price was finalized during the COVID-19 pandemic and reflects current investor sentiment. Based on forward-looking income projections, the capitalization rate is 3.68 percent and is reflective of the unabated level of real estate taxes. The buyer plans to upgrade unit interiors and common areas and amenities within the building.
5	The Allen House	340 East 51st Street	New York	NY	96,750	1965	14	115	Feb-20	$66,248,000	$576,070	$685	$28.86	4.08%	This is the sale of a 14-story elevatored apartment building located on the north side of East 51st Street between First and Second Avenues. The property has 115 apartments in total, 114 of which are rentable; 15 of the apartments are rent regulated. The unit mix includes studios, one-bedrooms, and two-bedrooms, with an overall average size of 634 square feet. Building amenities include a doorman, gym, and laundry room. Stonehenge purchased the property in a partnership with Alex Rodriguez and Adam Modlin. Formerly known as the Allen House, the group intends to renovate units and rebrand the building as Stonehenge 51. The group plans to furnish a portion of the units as part of its Stonehenge Reserve concept, which will also include the option for shorter lease terms.

DRAFT	4/25/2022

(vii)	LTO Comps – Major and Light Renovation

Major Renovation

Property	Building#	Unit	Type	SF	Former Units Modified	Rent Prior to Reno	PSF	Rent Post Reno	PSF	Est Reno Cost
-	86	04CDE	Four Bedroom	1,642	04CE, 04DE & 04EE	-	-	$11,000.00	$80.4	-
-	86	04EDE	One Bedroom	960	04CE, 04DE & 04EE	-	-	$5,520.00	$69.0	-
Yorkshire			Total	2,602	04CE, 04DE & 04EE	$5,468.51	$25.2	$16,528.00	$76.2	$150,000

-	86	04HE1	Studio	627	04HE & 04JE	-	-	$3,600.00	$68.9	-
-	86	O4JE1	Two Bedroom	936	04HE & 04JE	-	-	$5,600.00	$71.8	-
Yorkshire			Total	1,563	04HE & 04JE	$4,871.53	$37.4	$9,200.00	$70.6	$152,000

Yorkshire	86	06UVE	Four Bedroom	1,843	06UE&06VE	$4,347.12	$28.3	$12,000.00	$78.1	$157,000

Yorkshire	86	09AWE	Two Bedroom	1,341	09AE & 09WE	$4,042.50	$36.2	$7,850.00	$70.2	$90,000

Yorkshire	86	09FGW	Four Bedroom	2,087	09FW & 09GW	$4,880.47	$28.1	$12,995.00	$74.7	$178,000

Yorkshire	86	09RE1	Two Bedroom	962	09SE & 09RE	$3,012.05	$37.6	| $5,950.00	$74.2	$40,950

-	86	12RSE	Two Bedroom	962	12RE & 12SE	-	-	$5,540.00	$69.1	-
-	86	12SRE	Two Bedroom	838	12RE & 12SE	-	-	$5,000.00	$71.6	-
Yorkshire			Total	1,800	12RE & 12SE	$4,615.75	$30.8	$10,540.00	$70.3	$167,145

Yorkshire	86	20FGE	Four Bedroom	2,091	20GE & 20FE	$4,855.69	$27.9	$13,500.00	$77.5	$200,000

Yorkshire	86	20JKW	Two Bedroom	1,383	20JW & 20KW	$4,407.61	$38.2	$8,000.00	$69.4	$165,000

Yorkshire	86	21DEE	Two Bedroom	1,288	21EE & 21DE	$4,482.21	$42.0	$7,400.00	$69.4	$110,880

Lexington	88	03HG	Two Bedroom	1,276	03G & 03H	$4,286.09	$39.6	$7,600.00	$71.5	$90,000

Lexington	88	04GH	Two Bedroom	1,276	04G & 04H	$3,478.79	$32.7	$7,300.00	$68.7	$90,000

Lexington	88	05CD	Two Bedroom	1,195	05C & 05D	$3,830.85	$38.5	$7,519.00	$75.5	$85,000

Lexington	88	05HG	Two Bedroom	1,276	05G & 05H	$3,713.64	$34.9	$7,450.00	$70.1	$90,000

Lexington	88	10HJ	Three Bedroom	1,365	10H & 10J	$4,276.74	$37.6	$8,000.00	$70.3	$99,500

Lexington	88	11BC	Three Bedroom	1,633	11B & 11C	$4,276.74	$31.4	$10,000.00	$73.5	$110,000

Lexington	88	12AB	Four Bedroom	1,908	12A & 12B	$4,276.74	$26.9	$13,495.00	$84.9	$110,000

Lexington	88	12ED	Three Bedroom	1,366	12E & 12D	$4,276.74	$37.6	$9,000.00	$79.1	$99,500

Lexington	88	16AB	Four Bedroom	1,870	16A & 16B	$4,276.74	$27.4	$12,375.00	$79.4	$110,000

Lexington	88	16EF	Two Bedroom	1,201	16E & 16F	$4,346.58	$43.4	$10,000.00	$99.9	$120,000

Light Renovation

DRAFT	4/25/2022

Property	Building #	Unit	Type	SF	Rent Prior to Reno	PSF	Rent Post Reno	PSF	Est Reno Cost
Yorkshire	86	05JE	One Bedroom	734	$4,000.00	$65.4	$4,800.00	$78.5	$17,500
Yorkshire	86	10DE	One Bedroom	726	$3,800.00	$62.8	$4,750.00	$78.5	$17,500
Yorkshire	86	19DE	One Bedroom	726	$4,000.00	$66.1	$4,900.00	$81.0	$17,500
Yorkshire	86	20BE	One Bedroom	737	$4,000.00	$65.1	$4,900.00	$79.8	$17,500
Yorkshire	86	20CW	Three Bedroom	1,321	$7,500.00	$68.1	$9,100.00	$82.7	$25,000
Yorkshire	86	16DE	One Bedroom	726	$2,685.00	$44.4	$4,850.00	$80.2	$17,500
Yorkshire	86	18JE	One Bedroom	840	$1,384.09	$19.8	$6,000.00	$85.7	$17,500
Yorkshire	86	20MW	One Bedroom	516	$2,075.00	$48.3	$3,850.00	$89.5	$17,500
Yorkshire	86	21KW	One Bedroom	568	$2,328.00	$49.2	$3,800.00	$80.3	$17,500
Yorkshire	86	21RW	Two Bedroom	847	$2,775.00	$39.3	$5,700.00	$80.8	$22,500

Lexington	88	04C	One Bedroom	601	$3,400.00	$67.9	$4,200.00	$83.9	$17,500
Lexington	88	03C	One Bedroom	601	$1,607.80	$32.1	$4,200.00	$83.9	$17,500
Lexington	88	06C	One Bedroom	601	$1,900.00	$37.9	$4,150.00	$82.9	$17,500
Lexington	88	09C	One Bedroom	601	$2,236.00	$44.6	$4,199.00	$83.8	$17,500
Lexington	88	11A	Two Bedroom	876	$3,350.00	$45.9	$6,000.00	$82.2	$22,500
Lexington	88	15C	One Bedroom	636	$1,846.92	$34.8	$4,300.00	$81.1	$17,500

*The information in these materials is, unless otherwise indicated, based on information provided by the borrower sponsor and/or its affiliates. Information produced by third party appraisal firms and/or other firms or information provided by the borrower sponsor or its affiliates to the extent included in these materials, are for informational purposes only and should not be relied upon as indicators of the value or the future performance of the Y&L Subordinate Loan or the Yorkshire & Lexington Property or for any other purpose. None of the originators have participated in the preparation of any of these materials, nor have the originators independently verified the information contained therein. You may not rely upon the conclusions or other data set forth in these materials. None of the originators or any of their respective affiliates makes any representation as to the accuracy or completeness thereof or the reasonableness of any assumptions or other statements set forth therein. The information contained in these materials is preliminary as of the date hereof, supersedes any previous version of such information delivered to you and will be superseded by any such information subsequently delivered. These materials are subject to change, completion, supplement and amendment from time to time.